08032315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-18884

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.B. HANAUER & CO. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Gatehall Drive
(No. and Street)

Parsippany	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Virginia Manna (973) 829-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JUN 30 2008
Washington, DC
111

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

J.B. HANAUER & CO. AND SUBSIDIARY

(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Virginia Manna, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to J.B. Hanauer & Co. and Subsidiary (the "Company") for the year ended March 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer's.

Signature 6/27/08
Date

Virginia Manna
Chief Financial Officer

Michelle A Pennetti
Notary Public

Michelle A. Pennetti
Notary Public, State of New Jersey
My Commission Expires, January 5, 2009

Morris County, New Jersey
6/27/08

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
J.B. Hanauer & Co. and Subsidiary
Parsippany, NJ

We have audited the accompanying consolidated statement of financial condition of J.B. Hanauer & Co. and Subsidiary (the "Company") as of March 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of J.B. Hanauer & Co. and Subsidiary at March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 25, 2008

J.B. HANAUER & CO. AND SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

Consolidated Statement of Financial Condition
March 31, 2008

ASSETS	
Cash	$ 76,509
Receivables from brokers	15,372,616
Securities owned, at market value	23,777,912
Restricted investments	10,733,645
Notes receivable	19,663,795
Deferred tax asset	5,225,000
Other assets	2,787,444
Furniture, equipment and leasehold improvements - at cost, net of accumulated depreciation and amortization of $831,923	1,503,438
	$ 79,140,359
LIABILITIES	
Securities sold but not yet purchased, at market value	$ 515,593
Payable to affiliate	3,799,003
Deferred compensation liability	7,537,365
Other accrued expenses	17,709,320
Total liabilities	29,561,281
STOCKHOLDER'S EQUITY	49,579,078
	$ 79,140,359

See notes to consolidated statement of financial condition

NOTE A – OWNERSHIP AND NATURE OF BUSINESS

J.B. Hanauer & Co. and Subsidiary (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the sale of securities to individual investors. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company introduces its customer transactions, on a fully disclosed basis, to First Clearing, LLC ("FCC") as its clearing broker.

On May 18, 2007, in accordance with the Agreement and Plan of Merger, the Company's shareholders sold 100% of its interest in the Company to RBC Capital Markets Holdings (USA) Inc., formerly RBC Dain Rauscher Corp. (the "Merger"). The RBC Capital Markets Holdings (USA) Inc. is ultimately owned by the Royal Bank of Canada ("RBC"). In conjunction with the Merger, the capital structure of the Company was changed to reflect RBC Capital Markets Holdings (USA) Inc.'s (the "Parent") ownership of all common stock issued and outstanding and the Company's capital stock (including treasury stock) issued and outstanding prior to the Merger was ultimately canceled or retired.

The Company will continue to operate as a separate entity until its operations can be combined with those of an affiliate, RBC Capital Markets Corporation. At that time, the Company will no longer continue its operations. The combination is currently expected to occur in August 2008.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, J.B. Hanauer Agency, Inc. Intercompany transactions and balances are eliminated in consolidation.

Securities Transactions — The Company records its profit on principal and agency transactions and the related commission income and expense on trade date.

Securities owned and securities sold, but not yet purchased, are recorded on a trade date basis and are stated at market value. The Company marks securities to market and includes resulting unrealized gains and losses in revenue from dealer inventory profits. The Company determines market value by using public market quotations, quoted price from dealers or recent market transactions, depending on the underlying security.

Income Taxes – Subsequent to the Merger, the Company is included in the consolidated income tax returns filed by its Parent. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities at each year-end, using the tax rate expected to exist when the temporary difference reverses. Prior to the merger, the Company filed separate income tax returns.

Fixed Assets — Depreciation for equipment and furniture (which includes software) is provided on a straight-line basis using estimated useful lives of two to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation for equipment and furniture and amortization for leasehold improvements commences on the date placed into service.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities (including valuation of certain securities owned and securities sold, but not yet purchased, the outcome of litigation and valuation allowance of certain deferred tax assets) and the disclosure of contingent assets and liabilities at the date of the financial statements during the year then ended. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the Company for the year ended March 31, 2008. The Company does not have any uncertain tax positions. We do not expect the impact of adoption of FIN 48 to be material to the opening balance of retained earnings.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 is effective beginning April 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations, or cash flows, but will expand the amount of disclosures in the Company's consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* – including an amendment of FASB Statement No. 115. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the potential impact of adopting SFAS No. 159 on its consolidated financial statements.

NOTE C - NOTES RECEIVABLE

In conjunction with the Merger, a retention pool of $21,341,207 was established to retain certain financial advisors and two key employees. The retention pool was allocated in the form of forgivable promissory notes which generally have terms of four years and bear interest at a rate of 4.53%. At March 31, 2008, the outstanding balance related to these notes was $17,691,613. In addition, at March 31, 2008, notes receivable of $1,972,182 remained outstanding relating to notes, most of which were issued prior to the Merger to certain financial advisors pursuant to their employment arrangements. The interest rates on these notes range from 3.46% to 4.53% per annum. Payments on most of the outstanding notes are payable monthly, but each payment is forgiven if the employee remains employed with the Company at the time such payment becomes due.

The aggregate principal repayments are due as follows:

Year Ending March 31,	
2009	$ 6,254,903
2010	6,146,744
2011	5,712,481
2012	1,411,143
Thereafter	138,524
	$ 19,663,795

NOTE D – STOCKHOLDER'S EQUITY

Prior to the Merger, the terms of the Company's former stockholders' agreement, as amended, obligated the Company to redeem a portion of its capital stock upon death, permanent disability, retirement, termination of employment or a one-time sale during employment. Therefore, the Company was subject to Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). It provides that common stock that embodies an unconditional obligation requiring the issuer to redeem its stock by transferring its assets at a specified or determinable date or upon an event certain to occur shall be classified as a liability and measured at fair value with changes in fair value recognized in earnings. At March 31, 2007, the redemption value on 27,902 shares of capital stock of $2,056,302 had been reclassified from stockholders' equity and recognized as a liability. In conjunction with the Merger (as discussed in Note A), the former capital stock of the Company has been canceled or retired. Therefore, the Company is no longer subject to SFAS No.150 and, accordingly, the related liability has been reclassified to stockholder's equity. Also, on the date of the merger, 100 shares of no par capital stock of the merger subsidiary were converted to that of the Company's.

In addition, the Company maintained a bonus and stock incentive plan, a provision of which called for the immediate vesting of all outstanding awards upon shareholder approval of a Change in Control. Accordingly, 50,813 shares that had previously been awarded pursuant to these plans vested immediately upon the Merger.

As discussed in Note C, the Parent, in conjunction with the Merger, made a capital contribution of $21,341,207 to fund the retention pool.

NOTE E - COMMITMENTS AND CONTINGENCIES

[1] The Company has noncancellable leases for office space and various equipment expiring periodically through 2019. The minimum aggregate rentals are as follows:

Year Ending March 31,	
2009	$ 2,461,485
2010	2,507,553
2011	2,405,429
2012	2,305,047
2013	2,324,930
Thereafter	9,883,579
	$ 21,888,023

Certain of these leases contain escalation clauses for increases in real estate taxes and cost of living adjustments based upon the consumer price index. Rent is charged to expense over the entire lease term on a straight-line basis. The cumulative amount charged in excess of the amount paid was $1,006,025 at March 31, 2008 and is included in other accrued expenses in the consolidated statement of financial condition.

NOTE E - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] The Company is subject to arbitrations in connection with matters which arose during the normal course of its business. It is the opinion of management that it has meritorious defenses to these actions, however, the ultimate outcome of these matters is not presently determinable. The Company believes that these aforementioned actions will result in no material adverse effect on its financial position.

[3] The Company has severance pay agreements with certain key employees to ensure the continued dedication of these employees in the event there is a Change of Control, as that term is defined in the agreements, and the employee is terminated. These agreements specify a certain agreed upon amount to be paid upon termination at any time during a two-year period following a Change of Control.

[4] As a condition to the Merger and in consideration for the termination of Change of Control agreements, both the Chief Executive Officer and the Chief Operating Officer executed three-year employment agreements. In the event of termination without cause, these agreements commit the Company to pay all remaining and unpaid amounts due upon the execution of a release through May 2010. In addition to these agreements, the Company is also committed under a separate employment agreement to pay a minimum guaranteed amount through October 2010 in the event of termination without cause.

[5] The Company currently clears its securities transactions through First Clearing, LLC ("FCC"), a non-bank affiliate of Wachovia Corporation, on a fully disclosed basis pursuant to a clearance agreement. Even though the Company clears its transactions through another broker-dealer, nonperformance by its customers in fulfilling their obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company's equity in accounts held by FCC, consisting of securities owned, collateralize the margin amounts due to FCC.

NOTE F - INCOME TAXES

Deferred income tax benefits are provided for the temporary differences that arise between financial statement and income tax reporting principally relating to the employee stock compensation program, deferred compensation plans, depreciation and amortization, and other expenses. As of March 31, 2008, the Company has AMT credit carryforwards of $218,000, which is included in the deferred tax asset of $5,225,000. The income tax expense for the year ended March 31, 2008 differs from the expected rate principally due to the change in the deferred tax valuation allowance and nontaxable interest. The Company had tax benefits of approximately $2,350,000 related to equity items not recorded in the income tax provision. The Company reduced the valuation allowance by $2,478,000.

NOTE G – EMPLOYEE BENEFIT PLANS

The Company maintained a 401(k) savings and investment plan. As a condition to the Merger, the 401(k) savings and investment plan was terminated effective May 17, 2007.

Subsequent to the closing, an affiliate of the Parent made their defined contribution retirement plan available to the Company's employees. Participants may contribute, on a pretax basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least 50 years of age may make additional pretax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis. The Plan's year runs from January 1 to December 31.

NOTE G – EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company matches up to a maximum of 6% of eligible compensation which is invested at the direction of the participant. Financial advisors are limited to a total Company contribution of $1,500 per plan year. Employees must complete one year of service to be eligible to receive this Company contribution with at least 1,000 hours of service. The Company contribution vests over a period of zero to five years. Pursuant to the Merger, the Company's employees' years of service have been grandfathered for this purpose. In addition, the Company may make a discretionary contribution into the RBC Stock Fund, on behalf of eligible employees. The stock contribution is dependent upon the affiliate's performance and is targeted to be 1% of eligible compensation, up to a maximum of $500. Financial advisors and employees who are eligible to participate in the Wealth Accumulation Plan are not eligible to receive this discretionary contribution.

NOTE H - DEFERRED COMPENSATION PLANS/RESTRICTED INVESTMENTS

The Company maintains a non-qualified deferred compensation plan for certain key employees that provides the opportunity to defer a portion of their compensation. The Company funds these deferred compensation liabilities by making contributions to a trust, which is included in the consolidated statement of financial condition. Investments are made in money market and other mutual funds. The employees are fully vested in the trust assets. At March 31, 2008, amounts included in Restricted Investments and Deferred Compensation Liability amounted to $7,537,365.

The Company also maintains the J.B. Hanauer & Co. Employee Incentive Plan. This is also a non-qualified plan that provides benefits to key employees who met certain productivity requirements. Contributions were made to a trust, which invested these funds into a money market and a mutual fund. At March 31, 2008, the trust assets amount to $3,196,280 and the liability pursuant to this program amounts to $2,164,063. Each of the awards vests after five years of continuous employment with the Company. In the event of death or disability, these awards vest immediately. Upon retirement, these awards will vest 20% for each completed year of service from the date of grant. Contributions will no longer be made into this plan. Through April 1, 2008, two awards that were granted have vested, the most recent of which was paid on April 1, 2008 in the amount of $867,216.

In addition, an affiliate of the Company maintains a nonqualified deferred compensation plan for key employees called the Wealth Accumulation Plan ("WAP"). This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of the RBC common shares. These deferrals are eligible for a 25% matching contribution by the Company, up to a maximum of 15% of eligible compensation. All matching contributions are allocated to the RBC Share Account. The fair value of matching contributions is based on quoted market prices. The voluntary deferrals are 100% vested and any matching contributions cliff-vest after five years, starting from the first day of the calendar year after the end of the plan year. Also, due to the Merger, certain eligible financial advisors were able to elect participation in the deferred compensation plan in lieu of receiving cash in the form of a note. This deferral cliff vests on January 1, 2013.

Also in relation to the Merger, an affiliate of the Company maintains a program for the Company's financial advisors which began on June 1, 2007 and will end upon the full integration of the Company into the affiliate. This Transitional WAP Bonus rewards all eligible financial advisors by investing a bonus ranging from 1.75% to 5.00% of the financial advisors' gross production into the WAP program. The bonus is invested quarterly into the same investments available under the voluntary WAP program. Any WAP bonuses granted in calendar 2007 become 100% vested on January 1, 2013 and those granted in calendar 2008 become 100% vested on January 1, 2014.

NOTE H - DEFERRED COMPENSATION PLANS/RESTRICTED INVESTMENTS (CONTINUED)

The affiliate also maintains an Omnibus and Functional Unit Plan ("FUP") to make certain awards to select key employees of the Company. The awards consist of deferred share units, the value of which is based on RBC common stock and which cliff vest three years after the date of grant. Approximately 14,474 shares have been granted through March 31, 2008, 13,997 of which vest June 2010 and 477 of which vest November 2010. At March 31, 2008, there was $588,415 of total unrecognized compensation cost related to this program.

In connection with these plans that are maintained by the Company's affiliate, all investments are purchased by them and any fluctuation in the market value of those plans is reflected in the Company's financial statements as investment gains or losses.

NOTE I – RELATED-PARTY TRANSACTIONS

The Company engages in activities with RBC and RBC affiliates. In the normal course of business, the Company executes securities transactions with affiliated entities.

In addition, the Company has entered into a Services Agreement with RBC Capital Markets Corporation ("RBCCM") whereby they will provide certain services, including the processing, maintenance and support for payroll and benefit plans, general insurance coverage, legal and compliance services and other administrative costs for which the Company is charged a monthly fee. The Company also has a payable to RBCCM in the amount $3,799,003 primarily related to the monthly funding of payroll and benefit activities.

In addition, the Company provides computer-related services to RBC. At March 31, 2008, the Company has a receivable in the amount of $46,817 related to consulting services provided which is included in other assets on the consolidated statement of financial condition.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. This Rule requires the Company to maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions, or $250,000. At March 31, 2008, the Company had net capital of $17,720,821, which exceeded requirements by approximately $17,470,821.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB Assets and segregate certain balances on behalf of the Company, if applicable.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

June 25, 2008

J.B. Hanauer & Co. and Subsidiary
4 Gatehall Drive
Parsippany, NJ

In planning and performing our audit of the consolidated financial statements of J.B. Hanauer & Co. and Subsidiary (the "Company") as of and for the year ended March 31, 2008 (on which we issued our report dated June 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END